Professionally Managed Portfolios
c/o U.S. Bancorp Fund Services, LLC
2020 East Financial Way, Suite 100
Glendora, California 91741

February 27, 2015

VIA EDGAR TRANSMISSION

Mr. Keith Gregory
Division of Investment Management
United States Securities and Exchange Commission
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	Professionally Managed Portfolios (the “Trust”)
File Nos.: 33-12213 and 811-05037
Otter Creek Long/Short Opportunity Fund (S000043717)

Dear Mr. Gregory:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933 (the “1933 Act”) in response to your February 6, 2015 comments regarding the Trust’s Post-Effective Amendment (“PEA”) No. 601 to its registration statement.  PEA No. 601 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on December 29, 2014 and is designated to become effective on February 27, 2015.  The purpose of PEA No. 601 was to reflect material changes to the Registration Statement.  The Trust is filing this PEA No. 613 under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate, and to file any outstanding exhibits to the registration statement.  This PEA No. 613 will become effective simultaneously with PEA No. 601 on or about February 27, 2015.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

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The Trust’s responses to your comments are as follows:

1.	Please provide the “Tandy” representation in your response letter.

The Trust has included the “Tandy” representation above.

Prospectus

2.	In the Trust’s next Post-Effective Amendment, please be sure to complete the Fees and Expenses Table, portfolio turnover rate and Financial Highlights.

The Trust responds by confirming that in the Trust’s next Post-Effective Amendment filing, all financial information will be completed.  The Fund’s first annual Prospectus and Statement of Additional Information is due to be filed by or before February 27, 2015 (i.e., four months after the Fund’s fiscal year end).  At that time, all fiscal year-end financial information will be available to be inserted into the Fund’s Prospectus and SAI.

3.
The Staff observes that the Special Meeting where shareholders are being asked to approve the new Investment Advisory Agreement for Otter Creek Advisors as the new investment advisor to the Fund is scheduled to be the same day that the registration statement will automatically become effective.  Please explain the effect on the Fund if the shareholders have not approved the new investment advisor on that date.

The Trust is aware that the Fund’s Shareholder Meeting was scheduled to occur on the same day the Fund’s prospectus and SAI concerning the new investment advisor will become automatically effective.  The Trust scheduled the meeting date knowing that the Fund currently has a low number of shareholders.  The Trust is happy to report that the shareholder meeting took place earlier today and the vote passed.  The shareholders approved Otter Creek Advisors as the new investment advisor to the Fund effective today.

In setting the meeting date, the Trust believed that it would obtain a sense of the shareholders’ vote long before the meeting date.  It was prepared, however, that if the shareholders did not approve the new investment advisor on February 27th, the Trust would have filed an extension of effectiveness of PEA No. 601, while adjourning the Shareholder Meeting to a later date.  Meanwhile, because the Fund’s first annual prospectus was also due on that date, the Trust would have filed a post-effective amendment pursuant to Rule 485(b) containing all financial and performance updates and reflecting the Fund’s previous investment advisor—Otter Creek Management—as continuing as the Fund’s investment advisor until such time the Fund shareholders approve the new investment advisor to manage the Fund.  This back up plan proved not to be necessary.

4.	Please consider deleting footnote 1 to the Fees and Expense Table as the Fund is no longer a “new” fund and therefore the Other Expenses will no longer be estimated.

The Trust responds by deleting the referenced footnote as requested.

5.
The Staff observes that the Principal Investment Strategies and Risks disclosure described under Item 4 (the Summary Section) appears in some instances to be inconsistent to the disclosure described under Item 9.  Please reconcile the inconsistencies.  (See the reference to the Fund’s investment objective as one example of an inconsistency.)

The Trust responds by reviewing and reconciling the inconsistencies in the disclosure of the Fund’s principal investment strategies and risks under both Items of the Prospectus.

6.
Per IM Guidance 2014-08 (June 2014) and Rule 421(b) under Regulation C under the Securities Act of 1933, please avoid the use of technical terms and industry jargon throughout the description of the Fund’s principal investment strategies.  For instance, see the last two sentences within the first paragraph of the Principal Investment Strategies, which contains several technical terms.

The Trust responds by revising the disclosure as suggested by avoiding the use of technical terms and industry jargon.

7.	Please include a description regarding the mechanics of short sales within the Principal Investment Strategies disclosure. State whether the Fund will engage in active trading of the securities.

The Trust responds by adding the disclosure as requested.  The Trust has also confirms that the Fund does not intend to engage in high portfolio trading.

8.
To the extent applicable, please consider including specific disclosure within the Principal Investment Strategy section regarding: (1) the typical market capitalization of the equity securities within the portfolio; (2) typical industry sectors; and/or (3) typical geographic regions (e.g., Europe, Asia, emerging markets).  The Staff notes that the Fund may invest in ADRs, EDRs and GDRs and may have significant exposure to certain industries, sectors and geographic areas.

The Trust responds by clarifying that the Fund has no typical equity security market capitalization size and no typical industry sectors, although as of this date, the financial sector equity securities represent the largest overall gross investment in the Fund.  Geographically, the Fund is primarily invested in U.S. companies, although it also regularly considers investments in U.S.-listed ADRs.

9.	Within the Principal Investment Risks disclosure in the Summary Section and Item 9, please consider making the following revisions:
•	Portfolio Turnover Rate – Add a statement regarding the effect of high portfolio turnover on the Fund’s performance.

•	Derivatives – Add a statement indicating that counterparties may lose more than invested.
•	ETFs – Add a statement that ETFs may trade at a discount to their net asset values.
•	Options – Add a statement regarding the effects of correlation.
•	Short Sale – Add discussion regarding the costs of short sales.
•	New Fund Risk – Consider removing this risk as the Fund is no longer new.

The Trust responds by making the revisions as suggested.

10.	Please correct the presentation of the Average Annual Total Returns table for the Fund or supplementally explain the purpose of the “Since Inception” column.

The Trust responds by correcting the presentation of the Average Annual Total Returns table by removing the Since Inception column.

11.
Regarding the disclosure on page 8 concerning the Fund’s Cash and Temporary Defensive Positions disclosure, please consider revising the language to also indicate that the temporary defensive positions taken by the Fund in response to adverse market or other conditions may be, or are inconsistent with, its principal investment strategy.

The Trust responds by adding the disclosure as suggested.

12.
On page 12, under Management of the Fund, please consider including disclosure indicating that the new investment advisor may request recoupment for any fees waived, or expenses paid, by the previous investment advisor.  Additionally, please add a statement clarifying that any recoupment including that of the previous advisor is contingent upon the Board’s review and approval.

The Trust responds by respectfully noting that the requested disclosure already exists on page 14 of the Fund’s prospectus under the sub-heading discussing Fund Expenses.  The Trust is satisfied that the location of the disclosure is adequate.

13.	On page 12, under Management of the Fund, please update the reference to where shareholders can locate a discussion regarding the basis of the Board’s approval of the new investment advisor.

The Trust responds by updating the disclosure as suggested.

14.	Within each portfolio manager’s biography in the Prospectus and in the SAI, please clarify what is meant by the “Otter Creek family.”

The Trust responds by clarifying the reference as suggested.

15.	On page 14, please consider disclosing the date that the investment advisor’s right to recoup the previous investment advisor’s fees expires.

The Trust responds by adding the disclosure as suggested.

16.	On page 19, please consider defining “Proper Form.”

The Trust responds by defining the term as suggested.

Statement of Additional Information (“SAI”)

17.	On the cover page of the SAI, be sure to include the date of the Prospectus and reference to other information that will be incorporated by reference.

The Trust responds by including the disclosure as requested on the cover of the SAI.

18.	On page 3 of the SAI, please update the reference to “It is anticipated…” now that the Fund has already commenced operations.

The Trust responds by updating the disclosure as requested.

19.	On page 3 of the SAI, consider including disclosure regarding the restructuring of the investment advisor. (See Item 15(b) of Form N-1A.)

The Trust responds by including disclosure regarding the investment advisor’s restructure as suggested.

20.	On page 30 of the SAI, please include information regarding the number of meetings held by the Trust Committees during the Fund’s fiscal year.

The Trust responds by including the disclosure as requested.

21.	On page 33 of the SAI, please provide information regarding Keith Long’s other affiliations with the investment advisor.

The Trust responds by updating the disclosure as requested.

22.
On pages 33-34 of the SAI, please clarify that the advisory fees paid during the previous fiscal year were paid to the previous investment advisor.  Additionally, please disclose the method and payment of allocation of advisory fees for each class of the Fund’s shares.  (See Item 19, Instruction 4 of Form N-1A.)  Finally, please clarify the presentation of the table reflecting the payment of advisory fees for the Fund’s fiscal year.

The Trust responds by clarifying the disclosure as requested.  The Trust responds supplementally that there is no “method” to allocate the advisory fees for each class of the Fund’s shares because the advisory fees are applied equally.

23.	On page 36 of the SAI, please update the language to state that the new investment advisor has adopted a Code of Ethics.

The Trust responds by updating the disclosure as requested.

24.
On page 38 of the SAI, please revise the disclosure to conform to Item 25 of Form N-1A.  For instance, please indicate the aggregate dollar amount of all underwriting commission and the amount retained by the distributor for the last three fiscal years or as appropriate.

The Trust responds by updating the disclosure as requested.

Part C Exhibits

25.	As part of the Part C exhibits, please be sure to file the new Investment Advisory Agreement, the Advisor’s Code of Ethics and the new Operating Expenses Limitation Agreement.

The Trust responds by noting that all of the referenced exhibits have been included in the filing accompanying this letter.

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I trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact me at (626) 914-7363.

Sincerely,

/s/ Elaine E. Richards
Elaine E. Richards, Esq.
President and Secretary of the Trust

cc:           Domenick Pugliese, Esq., Paul Hastings LLP